Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: May 30, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

The following interview discussion guide was sent to select AMEC customers on May 30, 2014:

Interview discussion guide for AMEC customers

Set up for interviewees includes:

• Introduction and reference to the phone / email introduction made by AMEC on behalf of BrandCap

• Reassurance of confidential responses

• The type of questions and topic areas to cover off

Context

• We are BrandCap, a brand consultancy. We offer a diverse set of brand related services with the aim of optimising the performance of brand as an asset within an organisation.

• We have been engaged by AMEC as part of the potential integration process of Foster Wheeler.

• This interview is an important step in the integration process where we anonymously collect the thoughts and insights from customers.

Introduction and background

• Please can you give a quick overview of your role today, what you are responsible for in the business and how long you have been with the business?

• Please can you describe the nature of your relationship with AMEC? Which geographies and services do you use and how long have you been a customer?

Decision making criteria

• Thinking about when you are choosing a partner to work with, can you talk us through the main criteria you consider?

• Why are they important and could you rank them from most to least important?

• Do you see these changing in the next 3-5 years?

Performance in the market

• When making a decision on a partner to select, which consultancies do you typically consider? Does this change by geography or service you require?

• How would you sum up the key strengths and weaknesses of each of these consultancies?

Thinking specifically about AMEC

• In addition to what’s been mentioned above, how would you sum up AMEC’s key point of difference?

• Thinking about AMEC’s business, could you describe what they stand for?

• In terms of moving the industry forwards, how progressive do you think they are? Can you think of any examples where they have demonstrated leadership in their products and services?

• How would you describe the experience you receive when you interact with AMEC? Does this vary by geography and / or service offer?

• Is there anything in the experience which sets them apart from other consultancies you have worked with?

Potential opportunity

• Thinking about the potential merger between AMEC and Foster Wheeler, what potential benefits do you expect this will mean for you?

• How is the market changing and what advice would you give to your suppliers to meet these changes?

Wrap up

• Is there anything that we haven’t covered off you think is important for us to know?